Mail Stop 3720

June 29, 2006

Mr. Victor Z. Li
Chief Financial Officer
Telecom Communications, Inc.
Suites 2412-13 Shell Tower, Times Square
1 Matheson Street
Causeway Bay, Hong Kong

   Re: **Telecom Communications, Inc.**
     Form 10-KSB for Fiscal Year Ended September 30, 2005
     Filed January 5, 2006

     Form 10-QSB for Fiscal Quarter Ended March 31, 2006
     File No. 333-62236

Dear Mr. Li:

   We have reviewed your supplemental response letter dated June 15, 2006 as well as your filings and have the following comments. As noted in our comment letter dated May 17, 2006 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-QSB for the Quarter Ended December 31, 2005

5. Stock Transactions, page 7

1. We note from your response to comment 1 that you should expense the value of the stock issued to the two consultants over the 2 year service period. Accordingly, please amend your 10-QSB for the quarter ended December 31, 2005 to appropriately account for this stock issuance as such. Please also tell us what amount of expense you will record for the quarter ending December 31, 2005 and how you calculated this amount.

2. We note from your response to comment 4 that you issued 3 million and 3.5 million shares to officers and consultants during fiscal years 2004 and 2005, respectively, and initially improperly expensed the entire value of this stock upon issuance. As such,

please ensure that you disclose the current and prior period restatement adjustments resulting from these 2004 and 2005 issuances in your amended 10-QSB filing for the quarter ended December 31, 2005 and your amended 10-KSB filing for the year ended September 30, 2005. . Further, to the extent material, please discuss these issuances within your stock transaction footnote in future filings.

Form 10-QSB for the Quarter Ended March 31, 2006

5. Stock Transactions, page 11

3. Refer to your income statement on page 2 and explain to us how you calculated the $1,574,975 and $743,529 stock-based compensation expenses for the 6 and 3 months ended March 31, 2006, respectively. We were not able to recalculate these amounts based on your Stock Transactions disclosure.

4. Further, refer to the 3rd paragraph on page 11 and explain to us how you calculated the $405,000 of stock based compensation expense that was recorded for the three months ended March 31, 2006. In this regard, we do not understand why you recorded a 25% of the total expense during the quarter ended March 31, 2006 when you did not issue these shares until March 23, 2006.

6. Income Taxes, page 11

5. We note your response to comment 3. In future filings, please disclose in detail the nature of the Chinese tax laws and regulations that allow you to be exempt from the PRC enterprise tax for two years starting at the first profit making year. Please also confirm for us that you will disclose your 1st profit making year and when you anticipate having to begin paying taxes.

General

6. As a reminder, please ensure that you comply with all applicable comments from all of our comment letters in your amended 10-KSB for the year ended September 30, 2005 and 10-QSB for the quarter ended December 31, 2005. Further, in your amended filings, please label all applicable financial statement columns restated and add a note to your financial statements to provide the disclosures required by paragraph 37 of APB 20.

7. In relation to your amended 10-KSB, please ask your auditors to include an updated audit report to reflect the revisions you have completed in the restated financial statements. Also, the audit report should include a paragraph making reference to the restatement and to the notes to the financial statements where the restatement is

disclosed. Have your auditors refer to AICPA Auditing Standards Section 561.06.a for guidance.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry M. Spirgel
Assistant Director